
December 16, 2022

Jon Congleton
Chief Executive Officer
Mineralys Therapeutics, Inc.
150 N. Radnor Chester Road, Suite F200
Radnor, PA 19087

      Re: Mineralys Therapeutics, Inc.
          Amendment No. 1 to Draft Registration Statement on Form S-1
          Submitted December 7, 2022
          CIK No. 0001933414

Dear Jon Congleton:

      We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Business
Phase 1 Clinical Trial Results, page 107

1.   We note your response to our prior comment 4 and the added reference to your open IND. Please further revise your disclosure to clarify when the IND was submitted and accepted by the FDA, and briefly disclose any interactions the company has had with the FDA in relation to its trials.

You may contact Garry Newberry at 202-551-3761 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matt Bush, Esq.